UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

STEVEN MADDEN, LTD.

(Exact name of registrant as specified in its charter)

Delaware	000-23702	13-3588231
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

52-16 Barnett Avenue, Long Island City, New York	11104
(Address of principal executive offices)	(Zip Code)

Arvind Dharia, Chief Financial Officer	(718) 446-1800
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.l3p-l) for the reporting period from January 1 to December 31, 2018.

Section 1 - Conflict Minerals Disclosure

Introduction

The U.S. Securities and Exchange Commission (the “SEC”) adopted Rule 13p-1 under the Securities Exchange Act of 1934, as amended, to implement reporting and disclosure requirements related to "conflict minerals" pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Rule 13p-1 imposes certain reporting obligations on SEC registered issuers that manufacture or contract to manufacture products in which conflict minerals are necessary to the functionality or production of the products. Conflict minerals are defined by the SEC as gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten for purposes of the rule (collectively, the “Conflict Minerals”). For products which contain necessary Conflict Minerals, the issuer must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of the Conflict Minerals contained in its products originated or may have originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”) and may contribute to or finance militant groups in the region. If, based on such inquiry, the issuer knows or has reason to believe that any of the necessary Conflict Minerals contained in its products originated or may have originated in a Covered Country and knows or has reason to believe that those necessary Conflict Minerals may not be solely from recycled or scrap sources, the registrant must conduct due diligence to conclude if the necessary Conflict Minerals contained in the products did or did not directly or indirectly finance or benefit armed groups in the Covered Countries. Products which do not contain necessary Conflict Minerals that directly or indirectly finance or benefit armed groups in the Covered Countries are considered “DRC Conflict Free.”

The disclosure for the year ended December 31, 2018 is presented in this report to comply with Rule 13p-1. Numerous terms in this Form SD are defined in the SEC’s instructions to Form SD and in SEC Release No. 34-67716 issued by the SEC on August 22, 2012 and the reader is referred to these documents for applicable definitions.

Item 1.01 Conflict Minerals Disclosure and Report

Company Overview

Steven Madden, Ltd. and its subsidiaries (collectively, the “Company” or “SML”, and also referred to by “we”, “us” or “our”) design, source, market and sell fashion-forward name brand and private label footwear for women, men and children and name brand and private label fashion handbags and accessories. We also license some of our trademarks for use in connection with the manufacture, marketing and sale of various products by third party licensees. The Company’s products are marketed through our retail stores and our e-commerce websites within the United States, Canada, Mexico, our joint ventures in South Africa, China, Taiwan and Israel, as well as better department stores, major department stores, mid-tier department stores, specialty stores, luxury retailers, value-priced retailers, national chains, mass merchants, online retailers and catalog retailers throughout the United States, Canada, Mexico, certain European nations and Tunisia. In addition, we have special distribution arrangements for the marketing of our products in Asia, certain European nations, Australia, India, the Middle East, South and Central America, New Zealand and pursuant to a partnership agreement in Singapore. The Company does not manufacture products; rather, we contract with vendors to have products manufactured for us by them. The Company does not directly purchase raw materials or component parts for our products. Many of our products are made with component parts, such as zippers, buttons and working buckles, that are necessary to the functionality of the products. These component parts are made of metal and, in some cases, may contain Conflict Minerals. These component parts are purchased by the vendors with whom the Company contracts for the manufacture of our products. In light of this, we rely on our direct vendors to provide information on the origin of the Conflict Minerals, if any, contained in components and materials included in some of our products, including sources of Conflict Minerals that have been supplied to them from lower tier suppliers.

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Overview of SML’s Conflict Minerals Program and Reasonable Country of Origin Inquiry

In 2018, SML undertook a number of steps to determine whether any of the products which we contracted to be manufactured for the Company included components or materials which contained Conflict Minerals in order to assess the applicability to the Company of Rule 13p-1. These steps included (i) the continuous education of certain of our employees about Conflict Minerals and of our reporting obligation; (ii) identifying our vendors for products which could contain Conflict Minerals; (iii) communicating our vendor compliance manual, which contains Conflict Minerals compliance requirements for our suppliers, and obtaining Conflict Minerals compliance commitments from our vendors; (iv) educating our vendors about the Conflict Minerals reporting obligation; (v) requesting information from our vendors regarding the Conflict Minerals content of the products and/or components that they provide; and (vi) collecting and analyzing the information from our vendors.

As noted above, we have developed a Conflict Minerals Policy, incorporated in our Vendor Compliance Manual, and implemented procedures for supply chain diligence relating to Conflict Minerals. The Company’s policy with respect to Conflict Minerals is as follows:

Conflict Minerals

SML expects all of our Vendors to purchase the components used in our products and the materials utilized in the production of our products from legitimate sources not involved in the funding of conflict. In particular, SML expects all of its Vendors, in full compliance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated thereunder, to avoid the use of “conflict minerals”, specifically, tantalum, tin, tungsten and gold, which may directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo or adjoining countries. This requirement shall also be incorporated by reference into all purchase orders issued by SML, where the Vendor will warrant that all minerals are conflict free, based on personal knowledge and/or written warranties provided by the vendor/supplier of component materials.

Our vendors must acknowledge their receipt and understanding of the Conflict Minerals Policy by executing an acknowledgement and agreement to such effect and returning same to the Company. Additionally, as noted therein, the Conflict Minerals Policy is incorporated into all purchase orders issued by SML and requires that the vendor warrant that all minerals are conflict free based on personal knowledge and/or written warranties provided by the vendor/supplier of component materials.

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Further, for calendar year 2018, the Company undertook a supply-chain survey of direct relevant vendors, including a reasonable country of origin inquiry, whereby such vendors were asked to complete and execute one of two certifications or contact appropriate members of management if they were not able to complete and execute one of the two certifications. The vendors were asked to certify that, based upon their knowledge of the products that they manufacture for SML and their inquiry of all of their suppliers of component parts for SML products, either (i) none of the products that they manufacture for SML contains any Conflict Minerals or (ii) none of such Conflict Minerals are sourced from any Covered Country or such Conflict Minerals are from recycled or scrap sources. In addition, for those vendors that state that they do supply products that contain Conflict Minerals, the Company requires a completed Electronic Industry Citizenship Coalition-Global eSustainability Initiative Conflict Minerals Reporting Template (“reporting template”) to determine whether any of the Conflict Minerals originated in a Covered Country and whether any of the Conflict Minerals may be from recycled or scrap sources. We have engaged with vendors through oral and written communications, as necessary, in order to encourage and facilitate cooperation and response and, as such, we have obtained a 100% response rate; all of the Company's vendors executed and delivered one or the other of the certifications and, when required, also completed and delivered a reporting template.

Conclusion Based on Reasonable Country of Origin Inquiry

Based upon SML’s review of the certifications, reporting templates and other communications with our vendors, we have concluded in good faith that during 2018, based on the reasonable country of origin inquiry, we have no reason to believe that any of the Conflict Minerals necessary to the functionality or production of any of our products may have originated in any of the Covered Countries or were not solely from recycled or scrap sources and, as such, we believe that our products are “DRC Conflict Free.” Furthermore, we have not identified any indicator or other risks that lead us to believe that any of the Conflict Minerals in our products could be sourced from the Covered Countries and we consider that it is reasonable to rely upon the representations of our vendors.

We have provided the above-referenced information on the Company’s website at www.stevemadden.com under the heading “Conflict Minerals Disclosure” in the Corporate Governance section on the Investor Relations page.

SML’s success in making determinations about the presence of Conflict Minerals in our products depends upon numerous factors including, among other things, the respective due diligence efforts of our vendors and their supply chain as well as their willingness to provide requested information, representations and certifications. The Company’s inability to obtain reliable information from any party in our supply chain could have a material impact on our ability to report on the presence of Conflict Minerals with accuracy. There can be no assurance that SML’s vendors will continue to cooperate with our information inquiries and requests for certifications or provide reliable and timely documentation or other evidence which the Company requires to enable us to make our own reasonable determinations.

Item 1.02 Exhibit

Not required.

Section 2 - Exhibits

Item 2.01 Exhibits

None.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

STEVEN MADDEN, LTD.
Date: May 22, 2019
By: /s/ Arvind Dharia
Name: Arvind Dharia Title: Chief Financial Officer
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